SO 3/6/03

UNI 03014839
SECURITIES AND
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2003
WASH., D.C. 153

| SEC FILE NUMBER |
|---|
| 8- 40426 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashland Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1411 West 190th Street, Suite 370
(No. and Street)

| Gardena, | California | 90248 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Kirk, Jr. 310-538-8228
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

| 10680 W. Pico Boulevard, Suite 260 | Los Angeles, | California | 90064 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, John P. Kirk, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashland Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

2/27/03

Signature

PRESIDENT

Title

KAREN Y. CASTILLO
Commission # 1357369
Notary Public - California
Los Angeles County
My Comm. Expires May 20, 2006

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27 DAY OF Feb 2003 BY John Paul Kirk, Jr

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

ASHLAND SECURITIES, INC.
1411 WEST 190TH STREET, SUITE 370
GARDENA, CALIFORNIA 90248

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Ashland Securities, Inc.
Gardena, California

I have audited the accompanying statement of financial condition of Ashland Securities, Inc., as of December 31, 2002 and related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Ashland Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Ashland Securities as of December 31, 2002 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 12, 2003



10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

ASHLAND SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

## ASSETS

| | | |
|---|---|---|
| Cash - checking | | $ 31,815 |
| Clearing deposit | | 9,090 |
| NASD Warrants | | 20,100 |
| Commissions receivable | | 6,732 |
| Investments | | 702 |
| TOTAL ASSETS | | $ 68,439 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued expenses | | $ 800 |
| TOTAL LIABILITIES | | 800 |
| SHAREHOLDERS' EQUITY | | |
| Common stock (100,000 shares issued at a stated value of $.10 per share | $ 10,000 | |
| Paid-in capital | 1,000 | |
| Retained earnings | 56,639 | 67,639 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | $ 68,439 |

See Accompanying Notes to Financial Statements

# ASHLAND SECURITIES, INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| REVENUES | |
| Commissions - Mutual Funds | $ 131,872 |
| Commissions - V/A | 35,528 |
| Commissions - ST Bonds | 5,179 |
| Profit and loss on sale of security | (62) |
| Interest income | 181 |
| TOTAL REVENUES | 172,698 |
| OPERATING EXPENSES - see page 8 | 162,497 |
| INCOME BEFORE INCOME TAX PROVISION | 10,201 |
| INCOME TAX PROVISION | 800 |
| NET INCOME | $ 9,401 |

See Accompanying Notes to Financial Statements

# ASHLAND SECURITIES, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2001 | 100,000 | $ 10,000 | $ 1,000 | $ 47,238 | $ 58,238 |
| Net Income | | | | 9,401 | 9,401 |
| Balance, December 31, 2002 | 100,000 | $ 10,000 | $ 1,000 | $ 56,639 | $ 67,639 |

See Accompanying Notes to Financial Statements

ASHLAND SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2002

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | $ | 9,401 |
| Changes in operating assets and liabilities: | | |
| Clearing deposit | | 673 |
| Commissions receivable | | 14,892 |
| Investments | | 62 |
| Accounts payable | | (3,708) |
| Net cash provided in operating activities | | 21,320 |
| Cash Flows for Investing Activities: | | 0 |
| Cash Flows from Financing Activities: | | 0 |
| Net decrease in cash | | 21,320 |
| Cash at beginning of year | | 10,495 |
| Cash at end of year | $ | 31,815 |

SUPPLEMENTAL INFORMATION

| | | |
|---|---|---|
| Interest paid | $ | |
| Income taxes paid | $ | 0 |

See Accompanying Notes to Financial Statements

ASHLAND SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Ashland Securities, Inc. (the Company), a California Corporation, was incorporated in October, 1988 to provide security brokerage and related services as set forth by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD). The Company operates pursuant to the rules of the Securities and Exchange Commission and does not carry customers' accounts, hold customers' funds or securities, or owe money or securities to customers. As a result, the Company is exempt from certain provisions and requirements of the Securities and Exchange Commission. The Company was granted registration with NASD November 4, 1988.

NOTE 2 - OPERATING EXPENSES, MANAGEMENT FEE AND INCOME TAXES

The Company is a wholly-owned subsidiary and has a management agreement with its parent company. Under the terms of the agreement the parent company will pay all overhead expense and provide necessary personnel to manage the Company's activities. The Company will pay the parent company all available funds (as a management fee) after adequately providing for the Company's net capital requirements. The Company files a separate tax return.

Income taxes for the period were a minimum state franchise tax ($800) and Federal Income Taxes of $1,142.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See page 7.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Ashland Securities, Inc.
Gardena, California

My report on my audit of the basic financial statements of Ashland Securities, Inc. for December 31, 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 12, 2003

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

ASHLAND SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING EXPENSES

| | | |
|---|---|---|
| Management fee | $ | 166,000 |
| License and regulatory fee | | 636 |
| Insurance | | 369 |
| Prior year tax provision | | (4,508) |
| TOTAL OPERATING EXPENSES | $ | 162,497 |

See Accompanying Notes to Financial Statements

ASHLAND SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total ownership equity from statement of financial condition | $ | 67,639 |
| Nonallowable assets - NASDAQ Warrants | | (20,100) |
| Hair cut - investments | | (105) |
| NET CAPITAL | $ | 47,434 |
| COMPUTATION OF NET CAPITAL REQUIREMENTS | | |
| Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness | $ | 0 |
| Minimum dollar net capital required | $ | 5,000 |
| Net Capital required (greater of above amounts) | $ | 5,000 |
| EXCESS CAPITAL | $ | 42,434 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ | 42,434 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Total liabilities | $ | 800 |
| Percentage of aggregate indebtedness to net capital | | 1.69% |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| NET CAPITAL PER COMPANY'S COMPUTATION | $ | 47,138 |
| VARIANCE - | | |
| Investment - treated as nonallowable | | 1,210 |
| Investment - haircut | | (105) |
| Accrued expenses | | (800) |
| Other | | (9) |
| NET CAPITAL PER AUDITED REPORT | $ | 47,434 |

See Accompanying Notes to Financial Statements

PART II

ASHLAND SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Ashland Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Ashland Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.



10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

Board of Directors
Ashland Securities, Inc.
Los Angeles, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA

Los Angeles, California
February 12, 2003